FOR IMMEDIATE RELEASE

NEWS RELEASE

 Bunny Barlin C.Eng 1924-2007

Vancouver, Canada,  October 31st, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”)

The Company sadly wishes to advise its shareholders of the passing of one of its long term Directors, Mr. Bernard (Bunny) Barlin, C.Eng.  Bunny was 83  and passed away peacefully overnight on October 30, 2007.

Mr. Barlin, P.Eng., C.Eng., had over 50 years of experience in the mining industry. Mr. Barlin received his degree in Engineering from the University of Witwatersrand in Johannesburg in 1952, and was a registered professional engineer in Manitoba and the U.K.  In his retirement he participated on the boards of several companies, and joined CanAlaska’s  Board in 1989 to work with then President Harry Barr.   Bunny had worked with Hudson Bay Mining and Smelting Company as an Assistant General Manager from January 1984 to March 1986 and as a consulting metallurgist from March 1986 to April 1989 .

President Peter Dasler appreciated the strong support that Bunny had given to the Company over the past years as the Company embarked on new ventures in Uranium Exploration.  “ Bunny was excited with the direction and prospects, but was recently frustrated by his deteriorating health, and over the past weeks was supporting me in attracting a replacement director.  He understood what we were undertaking in the North of Saskatchewan, and used his previous experience in Northern Manitoba and Saskatchewan to help the Company grow.  Our deepest condolences go to his wife, Una, and  family and friends” said Peter Dasler.

The person responsible for this release is Peter Dasler, M.Sc., P. Geo. President of CanAlaska Uranium Ltd

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration has continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects.  The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  A C$19 mil. Agreement for exploration has also been executed with a Korean Consortium led by Hanwha Corporation to enter into joint exploration of CanAlaska's Cree East Project.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 31, 2007